Vanguard New Jersey Long-Term
Tax-Exempt Fund
Supplement to the Prospectus and Summary Prospectus
Dated March 28, 2013
Prospectus and Summary Prospectus Text Changes
The following text replaces similar text under ?Investment Advisor?:
Portfolio Manager
Mathew M. Kiselak, Principal of Vanguard. He has managed the Fund since 2013. Prospectus Text Changes
The following text replaces similar text for the New Jersey Long-Term Tax-Exempt Fund under the heading Investment Advisor:
Mathew M. Kiselak, Principal of Vanguard. He has worked in investment management since 1987; has managed investment portfolios since 1990; has been with Vanguard since 2010; and has managed the New Jersey Long-Term Tax-Exempt Fund since 2013. Education: B.S., Pace University.

? 2013 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor. PS 14 062013